UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

11 Old Jewry, 6th Floor

London, EC2R 8DU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Dividend Announcement of International Game Technology PLC

On August 11, 2015, International Game Technology PLC (“IGT” or the “Company”) announced that its Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares.  The dividend is payable on September 10, 2015 to holders of record as of the close of business on August 26, 2015.  A copy of the press release announcing the dividend is set forth in Exhibit 99.1 which is being furnished herewith.

Second Quarter 2015 Results of International Game Technology PLC

On August 11, 2015, the Company reported results for the second quarter and six months ended June 30, 2015.  A copy of the press release and two slide presentations relating to the results are set forth in Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, which are being furnished herewith.

Update Regarding Italian Tax Matter

The Company provides the following update with respect to a certain Italian tax matter:

As previously reported, in December 2013, the Company’s predecessor company GTECH S.p.A. (fka Lottomatica S.p.A.) (“GTECH”) paid €34.7 million to the Italian tax agency (Agenzia delle Entrate) to settle certain tax matters, of which €28 million involved the corporate reorganization and subsequent restructuring of certain intercompany financing transactions during the years 2006, 2007, 2008 and 2009 related to the acquisition of GTECH in 2006.  As required by Italian law, the Italian tax agency referred the matter to the Rome Public Prosecutor’s office, which, as previously reported in May 2015, started an investigation of three senior executives of GTECH as legal representatives and signatories of the tax declarations.  The investigation is ongoing and the Public Prosecutor continues to collect information on the GTECH acquisition financing.

Within the context of the investigation, a Tax Audit started on June 22, 2015, focusing on the 2006 merger leveraged buyout acquisition of GTECH and the subsequent acquisition debt re-financing.  On July 7, 2015 the Tax Police notified a Tax Audit Report (so called Processo Verbale di Constatazione) to the Company. The Italian Tax Police have alleged that the Company breached the Italian transfer pricing rule (article 110, par. 7, of the Income Tax Act) because it did not recharge to its U.S. wholly-owned subsidiary GTECH all the interest expenses and other costs incurred in connection with the 2006 GTECH acquisition and its subsequent re-financing. The Tax Police Report covers the tax years 2006 to 2010. The Company expects that the years from 2011 to 2014 will be dealt with in another tax audit report to be issued at a later stage. As provided by Italian law, the Tax Police Audit Report must be sent by the Tax Police to the Public Prosecutor and the Italian tax agency for their independent evaluation.  Under Italian law, the Italian tax agency is the only authority empowered to issue a tax assessment, based on the Tax Audit Report’s allegations. The Company may submit a defensive brief to the Italian tax agency.  If the finding of the Italian Tax Police is supported by the Italian tax agency, the Company will receive a tax assessment notice (so called Avviso di Accertamento), which can be challenged by the Company in front of a tax judge.  The Company believes that the GTECH acquisition financing in 2006 and the subsequent re-financing tax returns were appropriate and complied with all applicable tax and other laws and that no additional taxes related to the tax returns under review are due.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, dividends, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, “shall”, “continue”, “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements are subject to various risks and uncertainties, many of which are outside IGT’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance or achievements. Therefore, you should not place undue reliance on the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks that the businesses of International Game Technology and GTECH will not be integrated successfully, or that the combined companies will not realize estimated cost savings, synergies, growth or other anticipated benefits or that such benefits may take longer to realize than expected; risk that the Company will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; risks relating to unanticipated costs of integration of the two companies; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the company operates; ability to hire and retain key personnel; the potential impact of the consummation of the business combination on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the company; international, national or local economic, social or political conditions that could adversely affect the company or its customers; conditions in the credit markets; risks associated with assumptions the company makes in connection with its critical accounting estimates; pending legal, regulatory, tax and other proceedings, including those described in this Report on Form 6-K, and potential negative outcomes associated therewith; and the company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect IGT’s business, including those described in IGT’s annual report on Form 20-F for the financial year ended December 31, 2014 and other documents filed from time to time with the Securities and Exchange Commission. Except as required under applicable law, IGT does not assume any obligation to update the forward-looking statements. Nothing in this Report on Form 6-K is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per IGT share for the current or any future financial years will necessarily match or exceed the historical published earnings per IGT share, as applicable. All forward-looking statements contained in this Report on Form 6-K are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to IGT, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Exhibit Number	Description

99.1	Press Release Regarding Quarterly Dividend dated August 11, 2015
99.2	Press Release Regarding Second Quarter 2015 Results dated August 11, 2015
99.3	Presentation “2015 Second Quarter Results ended June 30, 2015,” dated August 11, 2015
99.4	Presentation “Historical Pro Forma KPIs” dated August 11, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2015	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

Exhibit Number	Description

99.1	Press Release Regarding Quarterly Dividend dated August 11, 2015
99.2	Press Release Regarding Second Quarter 2015 Results dated August 11, 2015
99.3	Presentation “2015 Second Quarter Results ended June 30, 2015,” dated August 11, 2015
99.4	Presentation “Historical Pro Forma KPIs” dated August 11, 2015